UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SSR MINING INC.

(Name of Subject Company (Issuer))

SSR MINING INC.

(Name of Filing Person (Issuer))

2.875% Convertible Senior Notes due 2033

(Title of Class of Securities)

82823L AC0

(CUSIP Number of Class of Securities)

Gregory J. Martin

Senior Vice President and Chief Financial Officer

Suite 800 – 1055 Dunsmuir Street

Vancouver, British Columbia V7X 1G4

(604) 689-3846

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$115,000,000	$14,927

*

Estimated solely for purposes of calculating the filing fee. The repurchase price of the 2.875% Convertible Senior Notes due 2033 (the “Notes”), as described herein, is calculated as $115,000,000, representing 100% of the principal amount of Notes outstanding as of December 30, 2019.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.00012980.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

As required by the Indenture, dated as of January 16, 2013 (the “Indenture”) among SSR Mining Inc. (formerly Silver Standard Resources Inc.), a British Columbia company (the “Company”), and The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York (the “Trustee”), relating to the Company’s 2.875% Convertible Senior Notes due 2033 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by the Company, with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to purchase, at the Holder’s option (the “Put Option”), 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, February 1, 2020, pursuant to the terms and conditions of the Option Purchase Notice to Holders of 2.875% Convertible Senior Notes due 2033, dated December 30, 2019 (as it may be amended and supplemented from time to time, the “Notice”), attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes. Pursuant to the terms of the Indenture, on February 1, 2020, the Company will pay the semi-annual interest due on the Notes through January 31, 2020, to Holders of record on January 15, 2020, of all Notes in the usual manner regardless of whether the Put Option is exercised with respect to such Notes. As a result, there will be no accrued and unpaid interest payable on the Notes in connection with the Put Option.

The information contained in the Notice, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1	Summary Term Sheet

The information under the heading “Summary Term Sheet,” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 2	Subject Company Information

(a)

The name of the issuer is SSR Mining Inc. (formerly Silver Standard Resources Inc.). The address of the issuer’s principal executive offices is Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1G4. The telephone number at the principal executive offices is (604) 689-3846.

(b)	The information under the heading “Market for the Notes and the Company’s Common Shares,” included in Exhibit (a)(1)(A) is incorporated by reference herein.

(c)	The information under the heading “Market for the Notes and the Company’s Common Shares,” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 3	Identity and Background of the Filing Person

This is an issuer tender offer. The information set forth in Item 2(a) above and under the heading “Information Concerning the Company” and Annex C to Exhibit (a)(1)(A) is incorporated by reference herein.

Item 4	Terms of the Transaction

(a)	The information set forth under the headings “Summary Term Sheet” and “Information Concerning the Notes” included in Exhibit (a)(1)(A) is incorporated by reference herein.

(b)

The information set forth under the heading “Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

The information set forth under the headings “Agreements Involving the Company’s Notes” and “Available Information and Incorporation of Certain Documents by Reference” included in Exhibit (a)(1)(A) is incorporated by reference herein.

The Company also maintains certain plans and agreements with respect to its equity securities, and is party to agreements with respect to its debt securities. These plans and agreements are included as exhibits to this Schedule TO. For a description of the material terms of these plans and agreements, see the Company’s Registration Statement on Form S-8 filed with the SEC on December 14, 2012; Registration Statement on Form S-8 filed with the SEC on May 20, 2014; Registration Statement on Form S-8 filed with the SEC on August 19, 2017; Current Report on Form 8-A/A furnished to the SEC on September 25, 2018; Annual Report on Form 40-F for the fiscal year ended December 31, 2018, filed with the SEC on March 11, 2019; and Current Report on Form 6-K furnished to the SEC on March 26, 2019 or the exhibits to the filings incorporated by reference above.

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	The information set forth under the heading “Information Concerning the Notes” included in Exhibit (a)(1)(A) is incorporated by reference herein.

(b)	The information set forth under the heading “Notes Acquired” included in Exhibit (a)(1)(A) is incorporated by reference herein.

(c)	The information set forth under the heading “Plans or Proposals of the Company” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 7	Source and Amount of Funds or Other Consideration

The information set forth under the heading “Source of Funds” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 8	Interest in Securities of the Subject Company

The information set forth under the heading “Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 9	Persons/Assets, Retained, Employed, Compensated or Used

The information set forth under the heading “No Solicitation” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 10	Financial Statements

Not applicable.

Item 11	Additional Information

The information set forth under the heading “Additional Information” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 12	Exhibits

Exhibit No.	Description

(a)(1)(A)*	Option Purchase Notice to Holders of 2.875% Convertible Senior Notes due 2033.

(a)(1)(B)*	Form of Substitute W-9.

(a)(5)*	Press release announcing repurchase at option of holders of the Company’s 2.875% Convertible Senior Notes Due 2033 dated December 30, 2019.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Indenture dated as of January 16, 2013 between the Company and The Bank of New York Mellon, as trustee.

(d)(2)	Indenture dated as of March 19, 2019 between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished to the SEC on March 27, 2019).

(d)(3)	Silver Standard Resources Inc. Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on December 14, 2012).

(d)(4)	Silver Standard Resources Employee Share Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed on May 20, 2014).

(d)(5)	SSR Mining Inc. 2017 Share Compensation Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed on August 10, 2017).

(d)(6)	Amended and Restated Rights Plan Agreement made as of March 21, 2018 between the Company and Computershare Investor Services Inc., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-A/A filed on September 26, 2018).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2019
SSR Mining Inc.

	By:	/s/ Gregory J. Martin
Name: Gregory J. Martin
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Option Purchase Notice to Holders of 2.875% Convertible Senior Notes due 2033

(a)(1)(B)*	Form of Substitute W-9

(a)(5)*	Press release announcing repurchase at option of holders of the Company’s 2.875% Convertible Senior Notes Due 2033 dated December 30, 2019

(d)(1)*	Indenture dated as of January 16, 2013 between the Company and The Bank of New York Mellon, as trustee

(d)(2)	Indenture dated as of March 19, 2019 between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished to the SEC on March 27, 2019)

(d)(3)	Silver Standard Resources Inc. Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on December 14, 2012)

(d)(4)	Silver Standard Resources Employee Share Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed on May 20, 2014)

(d)(5)	SSR Mining Inc. 2017 Share Compensation Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed on August 10, 2017)

(d)(6)	Amended and Restated Rights Plan Agreement made as of March 21, 2018 between the Company and Computershare Investor Services Inc., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-A/A filed on September 26, 2018)

*	Filed herewith